4. Related-Party Transactions

A portion of the Company's revenue is received from WoodmenLife. The revenue is in the form of dealer concessions for the sales of variable products offered by WoodmenLife, of which the majority is paid back to WoodmenLife as commissions. Dealer concessions received from WoodmenLife in 2015 and 2014 were $2,173,311 and $1,829,531, respectively. Commissions paid to WoodmenLife in 2015 and 2014 were $2,057,396 and $1,727,504, respectively.

A portion of the Company's liabilities is due to WoodmenLife in accordance with the professional services agreement in effect. The amounts due at December 31, 2015 and 2014 were $5,599 and $10,200, respectively.

Some of the Company's operating expenses represent allocations from or payments by WoodmenLife, which are then reimbursed by the Company.